UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

28 August 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 August 2026	9,220	682.0000	681.60	681.7438	LSE
24 August 2026	2,932	682.0000	682.00	682.0000	CHIX
24 August 2026	1,447	682.0000	682.00	682.0000	BATE
25 August 2026	18,787	686.0000	685.20	685.7272	LSE
26 August 2026	44,220	688.0000	687.20	687.8673	LSE
26 August 2026	23,316	688.0000	687.80	687.9448	CHIX
26 August 2026	8,030	688.0000	687.80	687.9547	BATE
27 August 2026	1,484,604	692.0000	678.40	682.1570	LSE
27 August 2026	370,677	690.0000	678.40	682.0279	CHIX
27 August 2026	45,709	690.0000	679.20	681.0704	BATE
28 August 2026	477,523	682.0000	676.80	678.9411	LSE
28 August 2026	152,517	682.0000	677.00	678.8762	CHIX
28 August 2026	38,027	680.8000	678.00	679.3244	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 178,385,812 Ordinary Shares in treasury and have 7,950,069,185 Ordinary Shares in issue (excluding treasury shares). The total number of voting rights in the Company will be 31,802,209,300. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6968S_1-2026-8-28.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	28 August 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary